Global Crossing
2011 Annual General Meeting
June 14, 2011
Filed by Global Crossing Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Global Crossing Limited
Commission File No.: 001-16201

Lodewijk Christiaan van Wachem Chairman, Global Crossing Limited Welcome 2

Business Overview John J. Legere Chief Executive Officer, Global Crossing Limited 3

Safe Harbor and Non-GAAP Measures

Statements made herein that are not historical financial results are forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934.  Our
actual results could differ materially from those projected in these forward-looking statements.  Factors that could cause actual results to differ materially from those in these forward-looking statements are contained in our reports filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 10-
K for the year ended December 31, 2010 and subsequent Quarterly Reports on Form
10-Q.  We are not obligated to publicly update or revise these forward-looking statements to reflect future events or developments except as required by law.
Information  contained herein is in summary format only and is qualified in its entirety by reference to the financial statements and other information contained in our Forms 10-K and 10-Q.  We refer you to our financial press releases posted at closest GAAP financial measures for our non-GAAP financials such as OIBDA, Free
Cash Flow and all measures referenced herein as “constant currency”. This presentation should be read in conjunction with the accompanying oral presentation, which may be accessed by visiting the company’s aforementioned web site.

www.globalcrossing.com which include explanations of and reconciliations with the

IMPORTANT INFORMATION FOR INVESTORS

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed amalgamation involving Level 3 Communications, Inc. ("Level 3") and Global Crossing Limited ("Global Crossing")
announced on April 11, 2011 will be submitted to the stockholders of Level 3 and the stockholders of Global Crossing for their consideration.
Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, Global Crossing and the proposed transaction.  Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing free of charge at the SEC's Web Site at
http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to:
Investor Relations, Level 3, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3's Investor Relations page on its corporate website at http://www.Level 3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to: Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing's Investor Relations page on its corporate website at http://www.globalcrossing.com.
Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively.  Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3's 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing's 2011 Annual General
Meeting of Shareholders, which was filed with the SEC on April 29, 2011. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

2010 Business Highlights
- Global Crossing Proprietary -
Permission Required for Further Circulation

Demonstrated strong strategic,
operational and financial progress.
Increased Invest and Grow Revenue,
OIBDA and OIBDA margin percentage.
Enhance Our Financial and Operational
Performance
Invest in Products and Services
Moved up the customer value chain to
deliver higher valued solutions to
enterprises to capture growth
opportunities.
Enrich the Customer Experience
Intense focus on delivering industry
leading customer experience by investing
in higher touch customer services and
online tools.
Enable Our People’s Potential
Investments made to enhance the value of
our people to enable them to deliver value
to our customers.

GE
Delta
Microsoft
MAJOR LEAGUE BASEBALL
SONY ENTERTAINMENT TELEVISION ASIA
ESPN
BBC WORLD NEWS
sodexo
FOX SPORTS
RBC
NORTHROP GRUMMAN
BR PETROBRAS

Global Crossing
Think Ahead

Diversified Customer Base
Business Strategy, Value Proposition, Customers
Our strategy is to deliver higher value solutions (data center, managed, and hosted)
that build on our global IP network, serving the Enterprise, Government and Carrier market segments with an unsurpassed customer experience.
- Global Crossing Proprietary -
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• High performing, secure,  global IP Network
• Innovation in integrated higher value
solutions that enhance application
performance
• Industry leading customer experience
through continuous innovations in all
customer excellence lifecycle touch-points
• Flexibility and ease of doing business
Differentiated Value Proposition
• High Loyalty and Retention
• Balanced by Industry, Channel and
Geography

$2,500
$2,000
$1,500
$1,000
$500
$0
35%
30%
25%
20%
$1,798
$2,171
$2,159
$2,279
23.7%
29.4%
30.4%
31.9%
2007
2008
2009
2010
Invest & Grow
Gross Margin %

$500
$400
$300
$200
$100
$0
25%
20%
15%
10%
5%
0%
$123
$273
$342
$400
5.4%
10.5%
13.5%
15.3%
2007
2008
2009
2010
OIBDA
OIBDA Margin %

Global Crossing
Think Ahead

2010 Financial Highlights
- Global Crossing Proprietary -
Permission Required for Further Circulation

Improving Financial Performance
* Compound Annual Growth Rate
“Invest & Grow” revenue:     6%
OIBDA growth:       17%
OIBDA margin growth:     180 Bps
2010 vs. 2009
CAGR* +8%
2007 through 2010
$ in millions
CAGR* +48%
2007 through 2010

MEF
CARRIER ETHERNET
SERVICE
PROVIDER
AWARDS
2010

FROST & SULLIVAN
2010
BEST PRACTICES AWARD
NORTH AMERICAN MPLS/IP VPN SERVICES
COMPETITIVE STRATEGY LEADERSHIP
OF THE YEAR AWARD

FROST & SULLIVAN
2010
BEST PRACTICES AWARD
LATIN AMERICA - ANDEAN REGION
GROWTH LEADERSHIP AWARD
IT INFRASTRUCTURE OUTSOURCING SERVICES

Global Crossing
Think Ahead

Investment in Valued-Added Products and Services
Expanded hosted data center and
virtualization services
Global managed security services
Enhanced global Ethernet
Broadcast and video transport
solutions
Cloud services
Unified Communications
Low latency services
40GB transport solutions
Developed higher value-add, higher margin products and services to capture growth opportunities.
- Global Crossing Proprietary -
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Telemark
WORLD
CLASS
international
data VPN
Global
Crossing
aug 2010

Global Crossing
Think Ahead

Industry Leading Customer Experience
Strengthened customer experience as a key point of differentiation.
Customer satisfaction scores continue to remain high.
Ongoing development of self-service online tool and higher touch customer services.
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Investment In Our People’s Potential
Enhanced value to our people and to our customers
Providing the Building Blocks for a Foundation of Growth - Attract Develop, Reward
Skill development, training and certification programs
On-boarding process for new hires
Invested in sales resources and sales tools
“Performance Culture” to develop leaders of the business
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Note: Illustrative view of the combined companies network reach through owned and leased capacity
Level 3
Global Crossing
Power of Combined Global Crossing/Level 3
Balanced Mix of Customers
(1)
($ in Millions)
(1) 2010 Core Network Services plus Invest & Grow Revenue
Wholesale
$2,250
44%
Enterprise
$2,856
56%
Global Crossing and Level 3 announced an all-stock combination on April 11.
Increased scale with more than $6 billion of combined 2010 revenue.
Cost synergies estimated at annual run rate of $340 million create value.
Immediately reduces Level 3’s leverage ratio.
Creates expanded addressable market.
Complementary network and product capabilities.
Beneficial to customers, investors and employees.
Emergence of stronger global competitor.
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On the Move In 2011
Continued growth in demand driven by internet and adoption of converged
IP services.
Focus on executing 2011 business plan and strategy of moving up value chain.
Strategic combination with Level 3 to create significant value for customers and shareholders.
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- Global Crossing Proprietary - Permission Required for Further Circulation 14 THANK YOU. QUESTIONS?

Combined Total Revenue is defined as combined total revenue from the Consolidated Statements of Operations as filed in each of Global
Crossing Limited’s and Level 3 Communications, Inc.’s respective Annual Report on Form 10-K for the year ended December 31, 2010.
OIBDA is defined as operating income (loss) before depreciation and amortization. OIBDA differs from operating income (loss) in that it excludes depreciation and amortization.
Free Cash Flow is defined as net cash provided by (used in) operating activities less purchases of property and equipment as disclosed in the statement of cash flows.
For a full description of OIBDA and Free Cash Flow please see table 8 and table 10 of our press release issued on 2/22/2011.
Schedule to Reconcile to Non-GAAP Financial Metrics
Year Ended December 31,
2007 2008 2009 2010
OIBDA 123 $       273 $       342 $       400 $
Depreciation and amortization (264) (326) (340) (337)
Operating income (loss) (141) (53) 2 63
Interest income 21 10 7 2
Interest expense (177) (176) (160) (191)
Other income (expense), net 15 (26) 11 (51)
Net gain on pre-confirmation contingencies 33 10 - -
Benefit (provision) for income taxes (63) (49) (1) 5
Preferred stock dividends (4) (4) (4) (4)
Loss applicable to common shareholders (316) $     (288) $     (145) $     (176) $
Year Ended December 31,
2007 2008 2009 2010
Free Cash Flow (230) $     11 $         82 $         16 $
Purchases of property and equipment 214 192 174 167
Net cash provided by (used in) operating activities (16) 203 $       256 $       183 $

Schedule to Reconcile to Non-GAAP Financial Metrics
Combined Total Revenue Year ended December 31, 2010
Level 3
($ in million) Communications
Total Revenue
$3,651 $2,609 $6,260
Global Crossing Combined